                                    FORM 6-K

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                               Commission File Number: 333-10486

                           For the Month of April 2001


                            Trend Micro Incorporated
                 (Translation of registrant's name into English)


             Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                        Sibuya-ku, Tokyo 151-8583, Japan
                    (Address of principal executive offices)






     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F X      Form 40-F
                                  ---               ---


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No  X
                                    ---       ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Information furnished on this form:

                                Table of Contents

1.   Trend Micro reports record revenues and earnings in first quarter

2.   Trend Micro announces the dissolution and liquidation of subsidiary

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Trend Micro Incorporated


Date: May 1, 2001                        By: /s/ Chang Ming-Jang
                                             -------------------
                                                 Chang Ming-Jang
                                                 Representative Director;
                                                 President, Chief Executive
                                                 Officer and Chairman of the
                                                 Board

For Immediate Release
---------------------

Trend Micro Reports Record Revenues and Earnings in First Quarter

Sales grow 56% and ordinary income increases 48% year over year in Q1, 2001 financial results

Tokyo, Japan - April 26, 2001 - Trend Micro Inc. (TSE: 4704; Nasdaq:TMIC), a worldwide leader in network antivirus and Internet content security solutions, reported consolidated sales of 6,626 million yen (55.7 million US $) and ordinary income of 2,252 million yen (18.9 million US $) for the first quarter of fiscal 2001, ended March 31, 2001. The figures reflect gains of 56% in sales and 48% in ordinary income as compared with the same period a year ago. This increase was driven by strong, well-balanced growth in all three major markets:
Japan, North America, and Europe.

If the company did not adjust their net sales and ordinary income in accordance with the new revenue recognition policy, their sales would have shown growth of 61% year over year to 6,848 million yen (57.5 million US $), and ordinary income 62% to 2,475 million yen (20.8 million US $) in the quarter.

Revenues were bolstered by an increase in the sales of high-end, Internet-related antivirus products, including InterScan(R) VirusWall(R) and ScanMail(R) for Microsoft Exchange and Lotus Notes, and the Company's further inroads into the large corporate enterprise and government markets. Further details can be obtained at http://www.antivirus.com/corporate/investor_relations.

First Quarter of FY 2001 (year through March 31, 2001) unaudited
(1)    Sales and Ordinary Income

-------------------------------------------------------------------------------------------------
                                       (Percentage increase
                  1/st/ Quarter of         Compared to         1/st/ Quarter of
                      FY2001           corresponding quarter        FY2000
                    (unaudited)          of previous year)        (unaudited)       FY2000
-------------------------------------------------------------------------------------------------
                    Millions of yen                      %     Millions of yen   Millions of yen
Net sales                6,626                 55.5                  4,260            21,834
Ordinary income          2,252                 47.8                  1,524             7,443
-------------------------------------------------------------------------------------------------

(Note) See supplementary information at the end of this announcement.

(2)    Breakdown by Geography

Sales to third parties

----------------------------------------------------------------------------
                  1/st/ Quarter of   1/st/ Quarter of
                        FY2001             FY2000              FY2000
----------------------------------------------------------------------------
                  Millions of yen     Millions of yen     Millions of yen
Japan                  2,619                1,797                8,447
North America          2,003                1,133                6,258
Taiwan                   352                  363                1,869
Europe                 1,340                  793                4,126
Others                   310                  172                1,133
----------------------------------------------------------------------------
    Total              6,626                4,260               21,834
----------------------------------------------------------------------------

(Note) "Others" include Korea, Australia, Brazil, Hong Kong, Malaysia, Mexico, and New Zealand

(3)    Affiliated companies:
       Number of consolidated subsidiaries: 16
       Number of unconsolidated subsidiaries: 0

NOTE: Financial data for the first quarter of FY 2000 is provided solely for comparison purposes, as the Company did not prepare quarterly earnings statements last year. Moreover, the figures for Q1 FY 2001 and Q1 FY 2000 have not been audited by the Company's certified public accountants or independent auditors, and the financial results described in this release were prepared in accordance with Japanese generally accepted accounting principles (GAAP).

Until the end of FY 2000, the Company and Trend Micro Incorporated (Taiwan) booked revenue for Premium Support and other post-contract customer support services at the beginning of the support period. Effective from FY 2001, the method of recognizing this revenue recognition has been changed and sales revenues from customer support are deferred over the relevant support period.

The following table shows the effect of this change on consolidated sales and ordinary income in Q1 FY 2001, from those for the first quarter of FY 2000, which is calculated on the assumption that the method before the change continues to apply to FY 2001.

-------------------------------------------------------------------------------
                                    (Percentage increase
                1/st/ Quarter of       Compared to         1/st/ Quarter of
                     FY2001         corresponding quarter       FY2000
                   (unaudited)        of previous year)       (unaudited)
-------------------------------------------------------------------------------
                  Millions of yen                  %        Millions of yen
Net sales                  6,848           60.8                  4,260
Ordinary income            2,475           62.4                  1,524
-------------------------------------------------------------------------------
About Trend Micro

Trend Micro is a leader in network antivirus and Internet content security
software and services.   The Tokyo-based Corporation has its North American
headquarters in Cupertino, CA, and business units worldwide. Trend Micro products are sold through corporate, value-added resellers and through managed service providers. For additional information and evaluation copies of all Trend Micro products, visit http:\\www.antivirus.com or http:\\www.trendmicro.com.

                                      ###
For Additional Information
Mr. Mahendra Negi
Chief Financial Officer / IR Officer
Phone: +81-3-5334-3635
Fax: +81-3-5334-3653
ir@trendmicro.co.jp
-------------------

For Immediate Release
---------------------

      Trend Micro Announces the Dissolution and Liquidation of Subsidiary

Tokyo, Japan - April 26, 2001 - Trend Micro Inc. (Nasdaq: TMIC, TSE: 4704), a worldwide leader in network antivirus and Internet content security solutions, has today announced that the Board of Directors of the Company, at its meeting held on April 26, 2001, resolved to dissolve and liquidate its subsidiary, IP Trend K.K. ("IP Trend") as follows.

The Company has an affiliate of the same trade name, IP Trend K.K., which has its address at 13-9, Nihonbashi-ningyo-cho 2-chome, Chuo-ku, Tokyo. This affiliate is expected to continue to conduct its business and will not be affected by the dissolution and liquidation in question.

1.   Reason for and Method of the Dissolution and Liquidation

The Company has decided to dissolve and liquidate IP Trend, which is currently inactive and has no plan to restart its business.

2.   Outline of IP Trend

(1)  Trade Name:            IP Trend K.K.
(2)  Representative:        Mahendra Negi
(3)  Address:               2-1, Yoyogi 2-chome, Shibuya-ku, Tokyo
(4)  Incorporation date:    January 18, 2000
(5)  Capital:               (Yen)2,000 million
(6)  Issued shares:         40,000 shares
(7)  Shareholding:          100% owned by Trend Micro Incorporated
(8)  Description of business:  Manufacturing and marketing of software relating to Internet platform technologies and providing related services

(9)  Business results for the latest fiscal year
     ---------------------------------------------------------------------------
                                  FY 2001 (Fiscal year ended on
                                  December 31, 2000)
     ---------------------------------------------------------------------------
       Sales                      (Yen)0 million
     ---------------------------------------------------------------------------
       Gross Profit               (Yen)0 million
     ---------------------------------------------------------------------------
       Operating Income           ((Yen)107 million)
     ---------------------------------------------------------------------------
       Ordinary Income            ((Yen)126 million)
     ---------------------------------------------------------------------------
       Net Income                 ((Yen)127 million)
     ---------------------------------------------------------------------------
       Total Assets               (Yen)1,873 million
     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------
       Shareholders' Equity       (Yen)1,872 million
     ---------------------------------------------------------------------------
       Net Income per Share       ((Yen)3,181)
     ---------------------------------------------------------------------------
       Shareholders' Equity per   (Yen)46,818
       Share
     ---------------------------------------------------------------------------
       Dividend per Share         (Yen)0
     ---------------------------------------------------------------------------
     Note: Financial data for IP Trend is only available for the one fiscal year mentioned above, since IP Trend was incorporated on January 18, 2000.

3.   Liquidation Plan

It is expected that the liquidation of IP Trend will be completed in the latter half of FY 2001.

4.   Outlook for the Future

The proposed dissolution and liquidation of IP Trend will not affect, and will not result in any change in, the Company's consolidated and unconsolidated projections for FY 2001.

About Trend Micro
Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based Corporation has its North American headquarters in Cupertino, CA, and business units worldwide. Trend Micro products are sold directly, through corporate value-added resellers, and through managed service providers. For additional information and evaluation copies of all Trend Micro products, visit: http:\\www.antivirus.com or http:\\www.trendmicro.com.

                                      ###
For Additional Information
Mr. Mahendra Negi
Chief Financial Officer / IR Officer
Phone: +81-3-5334-3635
Fax: +81-3-5334-3653
ir@trendmicro.co.jp
-------------------

                                       2